ALTAGAS ANNOUNCES FOURTH QUARTER AND FULL-YEAR 2019 RESULTS AND REAFFIRMS 2020 OUTLOOK

AltaGas delivers strong fourth quarter results, achieves 2019 guidance and enters 2020 focused on operations and growth in its Utilities and Midstream businesses
Calgary, Alberta (February 28, 2020)
AltaGas Ltd. (AltaGas or the Company) (TSX: ALA) today reported fourth quarter and full-year 2019 financial results. AltaGas also reaffirmed its 2020 outlook and provided an update on its business and near-term priorities, which remain on track.
HIGHLIGHTS
(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

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Normalized EBITDA[1] was $425 million for the fourth quarter and $1.271 billion for the full-year, a 26 percent year-over-year increase and near the top of the 2019 guidance range of $1.2 to $1.3 billion.

•	Normalized net income[1] was $186 million ($0.67 per share) in the fourth quarter and $324 million ($1.17 per share) for the full-year, a 66 percent year-over-year increase.

•	Normalized funds from operations (FFO)[1] was $332 million for the fourth quarter and $895 million for the full-year.

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Net loss applicable to common shares was $103 million ($0.37 per share) in the fourth quarter and net income applicable to common shares was $769 million ($2.78 per share) for the full-year. Fourth quarter net loss was negatively impacted by impairments on non-core Power and Midstream assets and higher unrealized losses on risk management contracts.

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2019 financial performance was underpinned by strong growth in the Midstream segment including significant contributions from the Ridley Island Propane Export Terminal (RIPET) and strong contributions from the Utilities segment.

•	Executed $2.2 billion in asset sales in 2019, exceeding ALA's asset monetization target of $1.5 - $2.0 billion.

•	Reduced net debt by approximately $3 billion in 2019, significantly decreasing interest expense in the fourth quarter.

•	Increased Midstream fourth quarter normalized EBITDA by approximately 84 percent to $171 million compared to $93 million in the prior year.

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Progressed the integrated energy export strategy, commissioning RIPET - Canada's first marine propane export facility - in the second quarter. Volumes exported through RIPET averaged approximately 36,400 bbl/d in the fourth quarter and included two ships to Asian markets per month on average.

•	Completed the 50 Mmcf/d Nig Creek gas processing facility in the third quarter.

•	Completed the Marquette Connector Pipeline (MCP) in the fourth quarter, providing system optionality and increasing reliability and diversity of supply to SEMCO Gas’ customers.

•	2020 outlook remains unchanged with expected normalized EBITDA in the range of $1.275 - $1.325 billion and normalized EPS of $1.20 - $1.30 per share, assuming an effective tax rate of 22 percent.

•	Subsequent to quarter end, AltaGas’ subsidiary, Washington Gas, filed a rate case in the District of Columbia requesting US$35 million increase in base rates with a return on equity of 10.4 percent.

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On January 2, 2020, SAM Holdings Ltd. (SAM) exercised a put option requiring AltaGas Idemitsu Joint Venture Limited Partnership (AIJV) to purchase SAM's approximate 1/3 interest in Petrogas Energy Corp.

1. Non-GAAP measure; see discussion in the advisories of this news release and reconciliation to US GAAP financial measures shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended December 31, 2019, which is available on www.sedar.com.

(Petrogas), which upon closing will provide AIJV with operational control of Petrogas' strategic assets, including the Ferndale LPG Terminal.
CEO MESSAGE
Randy Crawford, President and Chief Executive Officer commented, “2019 was a transformational year at AltaGas and I am extremely proud of what our team accomplished. We laid out a balanced funding plan in December 2018 and we surpassed our targets. Looking back at what we achieved in 2019, both financially and operationally, I am impressed at how quickly the AltaGas team was able to focus and execute the plan. We were able to significantly strengthen our balance sheet, reposition our business and enhance our value proposition.
“We executed our business strategy and delivered strong financial and operating results at the top end of our guidance range. We completed $2.2 billion in non-core asset sales, exceeding our $1.5 to $2.0 billion target, and refocused the company on our Utilities and Midstream businesses. We executed a $1.39 billion capital program, the largest in the company’s history, that brought both RIPET and the Marquette Connector into service on-time and on-budget. We also reduced net debt by approximately $3 billion, which significantly strengthened our balance sheet, solidified our investment grade credit rating and positioned the company to invest in its ample organic growth opportunities.
“Looking to the future we are now well positioned as a diversified, low-risk, high-growth energy infrastructure company with ample investment opportunities in our Utilities and Midstream businesses. We enter 2020 with a clear line of sight on a significant portfolio of organic growth opportunities with a strengthened balance sheet and the financial flexibility to execute. In January, we took a final step towards self-funding when we suspended our Dividend Reinvestment Program. We now have the capacity to fund approximately $1 billion in annual growth with internally generated cash flow and incremental debt capacity, while maintaining our investment grade debt metrics. We also maintain an inventory of non-core assets that can be monetized as an efficient source of capital to fund strategic acquisitions like our indirect investment in Petrogas or further strengthen our balance sheet, eliminating any need for common equity under the current plan.
“In the long-term, our strategy is designed to provide reliable, attractive, long-term earnings and dividend growth. Within our Utilities business, we expect to have one of the higher rate base growth rates among U.S. Local Distribution Companies at an 8 - 10 percent compound annual growth rate through 2021. In our Midstream business, the completion of RIPET and our significant up-front investment within our Northeast B.C. and energy export strategies establishes a strong platform for continued organic growth. We are leveraging our first-mover advantage at RIPET to attract more molecules to our integrated Midstream footprint, driving continued opportunities to expand our asset base and export volumes. Our strategy provides producers with the unique ability to take full control of their product through fixed fee and tolling agreements, passing along the incremental value for their Canadian propane in international markets through direct access to premium Asian pricing.
"SAM’s exercising of its put option will result in AIJV obtaining operational control of Petrogas’ assets, with access to butane storage facilities and the Ferndale LPG Terminal, the only operating LPG export terminal on the U.S. Pacific coast.  These strategic assets are complementary to our existing Midstream footprint and energy export strategy on the west coast. AltaGas expects to fund its portion of AIJV’s purchase obligation with internal cash flow, the sale of remaining non-core assets and incremental debt capacity resulting from the incremental EBITDA associated with the increased indirect ownership interest.
“With visible near-term growth opportunities our strategic priorities have not changed as we continue to focus on preserving a strong balance sheet, returning capital to shareholders through our dividend and executing on low-risk, capital efficient organic growth, through a self-funding model. We are now well positioned for 2020 and beyond and I look forward to the opportunity to continue building a successful track record here at AltaGas.” concluded Mr. Crawford.

AltaGas Ltd. – Press Release Q4 2019 – 2

BUSINESS PERFORMANCE

RIPET contributed $36 million of normalized EBITDA in the fourth quarter of 2019 and exported approximately 36,400 bbl/d for delivery to Asian markets. Fourth quarter deliveries were negatively impacted by the CN rail strike in the quarter. The facility averaged two ships per month, with a total of 15 ships for the year. As the cornerstone asset of our Midstream business, RIPET has extended our integrated value chain in northeast British Columbia, attracting additional volumes to our system, providing strong netbacks to producers, and advancing future growth across our platform.

Gas processing volumes increased for the quarter compared to the fourth quarter of 2018, with the addition of the Aitken Creek North facility and new volumes from the Nig Creek facility. Equity earnings from Petrogas increased to $31 million for the quarter compared to $5 million in the fourth quarter of 2018 due to higher export volumes, improved export margins and a one-time payment related to the termination of a customer contract.

The fourth quarter is seasonally a stronger quarter in the Utilities segment, as the majority of revenues are recognized in the first and fourth quarters, and the expenses are somewhat linear in nature throughout the year. The progress we are making in updating rates in our various jurisdictions positively impacted normalized EBITDA in the fourth quarter, particularly the positive impacts from the 2018 and 2019 Maryland rate cases combined with the positive impact of the $8 million adjustment relating to the final order in Virginia and higher revenue from accelerated pipe replacement program spend, slightly offset by the impact of the AltaGas Canada Inc. initial public offering.

REGULATORY UPDATE

District of Columbia
In January 2020, a rate case was filed with the District of Columbia Public Service Commission requesting a US$35 million increase in base rates, including US$9 million of annual PROJECTpipes surcharges currently paid by customers for accelerated pipeline replacement. The request to increase rates is attributed to growth in rate base and general cost increases in operations and maintenance since the last rate case was filed in 2016. The rate case also requested approval for a Revenue Normalization Adjustment mechanism to reduce customer bill fluctuations due to weather-related usage variations. Washington Gas has a similar mechanism to account for weather-related usage variations in both Maryland and Virginia.

Virginia
On December 20, 2019, the Commission issued a final order approving certain of the Hearing Examiner's findings, some of which were favorable to Washington Gas, resulting in an $8 million increase to normalized EBITDA in the fourth quarter of 2019. The final order includes an approved rate increase of US$13.2 million associated with the roll-in of SAVE surcharges, an allowed return on equity of 9.2 percent and the Tax Cuts and Jobs Act regulatory liability of US$25.5 million which will be refunded to customers over a twelve-month period.

Michigan
In November 2019, a settlement agreement was filed for an approximate US$20 million rate increase and an allowed return on equity of 9.87 percent. The Michigan Public Service Commission approved the settlement in December 2019 and the new rates became effective January 1, 2020.

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FINANCIAL RESULTS

	Three Months Ended December 31		Year Ended December 31
($ millions)	2019	2018	2019	2018
Normalized net income (1)	$186	$120	$324	$195

Net income (loss) applicable to common shares	$(103)	$174	$769	$(502)

Segmented Normalized EBITDA(1)
Utilities	$244	$232	$657	$426
Midstream	171	93	501	277
Power	22	76	154	320
Corporate	(12)	(7)	(41)	(14)
Normalized EBITDA (1)	$425	$394	$1,271	$1,009

Normalized FFO (1)	$332	$255	$895	$657

Normalized AFFO (1)	$307	$255	$835	$626

Normalized UAFFO (1)	$241	$192	$573	$460

(1)	Non‑GAAP financial measure; see discussion in Non‑GAAP Financial Measures section at the end of this news release

Normalized EBITDA for the fourth quarter of 2019 was $425 million, compared to $394 million for the same quarter in 2018. Factors positively impacting normalized EBITDA included contributions from RIPET and higher contribution from Petrogas, higher contributions from Washington Gas' utilities primarily due to Virginia and Maryland rate cases and higher margins from the retail gas and power marketing businesses. These were partially offset by the impact of asset sales, higher operating costs at Washington Gas and the impact of the CINGSA rate case decision received in the third quarter of 2019.

Normalized FFO and normalized adjusted FFO (AFFO) were impacted by lower interest expense and the same factors impacting normalized EBITDA. In the fourth quarter of 2019, AltaGas received $3 million of dividend income from the Petrogas Preferred Shares (2018 - $3 million) and $2 million of common share dividends from Petrogas (2018 - $2 million). AFFO was also impacted by higher net cash paid to non-controlling interests.

Normalized utility adjusted funds used by operations (UAFFO) for the fourth quarter of 2019 were $241 million ($0.87 per share), compared to $192 million ($0.71 per share) for the same quarter in 2018. The increase was due to the same drivers impacting normalized AFFO, partially offset by higher utilities depreciation.

Normalized net income was $186 million ($0.67 per share) for the fourth quarter of 2019, compared to $120 million ($0.44 per share) reported for the same quarter in 2018. Factors positively impacting normalized net income included lower interest expense, lower depreciation and amortization expense and the same previously referenced factors impacting normalized EBITDA. Also driving the increase in normalized net income was a low normalized effective tax rate, which was impacted by the accretion of regulatory amounts through tax expense and non-taxable equity earnings.

Net loss applicable to common shares for the fourth quarter of 2019 was negatively impacted by provisions recorded in the fourth quarter of 2019 and higher unrealized losses on risk management contracts, partially offset by the same previously referenced factors impacting normalized EBITDA, lower depreciation and amortization expense, lower interest expense, and gains on the sale of assets.

Interest expense for the fourth quarter of 2019 was $77 million compared to $110 million for the same quarter in 2018. The decrease was predominantly due to lower average debt balances as a result of proceeds on asset sales.

AltaGas Ltd. – Press Release Q4 2019 – 4

AltaGas recorded an income tax recovery of $87 million for the fourth quarter of 2019 compared to a recovery of $63 million in the same quarter of 2018. The increase in tax recovery was mainly due to tax recoveries booked on asset provisions in the fourth quarter of 2019, partially offset by a tax recovery on assets classified as held for sale in the fourth quarter of 2018.

GUIDANCE AND FUNDING
AltaGas’ previously announced 2020 strategic plan is designed to capitalize on the significant growth potential of its Utilities and Midstream assets. Specific priorities include:

•	Ensure safe reliable operations, providing effective and cost-efficient service for customers.

•	Enhance returns and capital efficiency through base rate cases, and facilitate timely recovery of expenditures and improve safety through increased utilization of accelerated rate recovery programs.

•	Enhance the business through asset optimization and operational efficiencies to reduce costs and deliver an improved customer experience.

•	Maximize the unique structural advantage within our integrated platform in the Montney region.

•	Increase utilization and export volumes at RIPET.

•	Execute the planned $900 million growth capital program, including a targeted 10 percent increase in the Utilities rate base.

•	Pursue capital efficient organic growth through disciplined capital allocation while improving balance sheet strength and flexibility.

AltaGas reiterates its outlook for 2020, with anticipated normalized EBITDA in the range of $1.275 - $1.325 billion and normalized EPS of $1.20 - $1.30 per share, underpinned by increasing contributions from its core businesses and lower interest expense due to lower leverage.

Growth in the Utilities segment is driven by rate base growth and achieving higher returns through rate case settlements, increased utilization of accelerated replacement programs, and operating costs and leak remediation reduction initiatives. The consolidated Utilities rate base is expected to grow at approximately 8 - 10 percent annually in 2020 through to 2024.

Growth in the Midstream segment will be driven by a full year of contributions and increased utilization at RIPET and increased volumes at the northeast B.C. facilities including North Pine, Townsend and Aitken Creek, as well as higher expected margins on U.S. Midstream storage and transportation.

AltaGas expects to fund its capital investment plan through significant embedded growth and existing financial capacity, with no expectation for raising common equity in the near-term. This growth is underpinned by the stable and growing cash flows generated at its Utilities business and the increased utilization and volumes at its existing Midstream facilities as a result of the significant up-front capital investment in RIPET and its northeast B.C. strategy. The Board will continue to assess our dividend in the context of our strong earnings growth outlook, while balancing these near-term priorities.

MONTHLY COMMON SHARE DIVIDEND AND QUARTERLY PREFERRED SHARE DIVIDENDS

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The Board of Directors approved a dividend of $0.08 per common share. The dividend will be paid on April 15, 2020, to common shareholders of record on March 25, 2020. The ex‑dividend date is March 24, 2020. This dividend is an eligible dividend for Canadian income tax purposes;

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The Board of Directors approved a dividend of $0.21125 per share for the period commencing December 31, 2019 and ending March 30, 2020, on AltaGas’ outstanding Series A Preferred Shares. The dividend will be paid on March 31, 2020 to shareholders of record on March 17, 2020. The ex‑dividend date is March 16, 2020;

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The Board of Directors approved a dividend of $0.26803 per share for the period commencing December 31, 2019 and ending March 30, 2020, on AltaGas’ outstanding Series B Preferred Shares. The dividend will be paid on March 31, 2020 to shareholders of record on March 17, 2020. The ex‑dividend date is March 16, 2020;

AltaGas Ltd. – Press Release Q4 2019 – 5

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The Board of Directors approved a dividend of US$0.330625 per share for the period commencing December 31, 2019 and ending March 30, 2020, on AltaGas’ outstanding Series C Preferred Shares. The dividend will be paid on March 31, 2020 to shareholders of record on March 17, 2020. The ex‑dividend date is March 16, 2020;

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The Board of Directors approved a dividend of $0.337063 per share for the period commencing December 31, 2019 and ending March 30, 2020, on AltaGas’ outstanding Series E Preferred Shares. The dividend will be paid on March 31, 2020 to shareholders of record on March 17, 2020. The ex‑dividend date is March 16, 2020;

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The Board of Directors approved a dividend of $0.265125 per share for the period commencing December 31, 2019 and ending March 30, 2020, on AltaGas’ outstanding Series G Preferred Shares. The dividend will be paid on March 31, 2020 to shareholders of record on March 17, 2020. The ex-dividend date is March 16, 2020;

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The Board of Directors approved a dividend of $0.29289 per share for the period commencing December 31, 2019 and ending March 30, 2020, on AltaGas’ outstanding Series H Preferred Shares. The dividend will be paid on March 31, 2020 to shareholders of record on March 17, 2020. The ex-dividend date is March 16, 2020;

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The Board of Directors approved a dividend of $0.328125 per share for the period commencing December 31, 2019 and ending March 30, 2020, on AltaGas’ outstanding Series I Preferred Shares. The dividend will be paid on March 31, 2020 to shareholders of record on March 17, 2020. The ex‑dividend date is March 16, 2020; and,

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The Board of Directors approved a dividend of $0.3125 per share for the period commencing December 31, 2019 and ending March 30, 2020, on AltaGas’ outstanding Series K Preferred Shares. The dividend will be paid on March 31, 2020 to shareholders of record on March 17, 2020. The ex-dividend date is March 16, 2020.

AltaGas Ltd. – Press Release Q4 2019 – 6

CONSOLIDATED FINANCIAL REVIEW

	Three Months Ended December 31		Year Ended December 31
($ millions)	2019	2018	2019	2018
Revenue	1,534	1,727	5,495	4,257
Normalized EBITDA (1)	425	394	1,271	1,009
Normalized net income (1)	186	120	324	195
Net income (loss) applicable to common shares	(103)	174	769	(502)
Total assets	19,795	23,488	19,795	23,488
Total long-term liabilities	9,301	11,746	9,301	11,746
Net additions (dispositions) of property, plant and equipment	240	16	(1,090)	573
Dividends declared (2)	67	121	266	463
Cash from (used by) from operations	16	(60)	616	(79)
Normalized funds from operations (1)	332	255	895	657
Normalized adjusted funds from operations (1)	307	255	835	626
Normalized utility adjusted funds from operations (1)	241	192	573	460
Normalized effective income tax rate (%) (1)	12.2	13.1	15.4	14.0

	Three Months Ended December 31		Year Ended December 31
($ per share, except shares outstanding)	2019	2018	2019	2018
Normalized net income - basic (1)	0.67	0.44	1.17	0.88
Normalized net income - diluted (1)	0.67	0.44	1.17	0.87
Net income (loss) per common share - basic	(0.37)	0.64	2.78	(2.25)
Net income (loss) per common share - diluted	(0.37)	0.64	2.77	(2.25)
Dividends declared (2)	0.24	0.45	0.96	2.09
Cash from (used by) from operations	0.06	(0.22)	2.22	(0.35)
Normalized funds from operations (1)	1.19	0.94	3.23	2.95
Normalized adjusted funds from operations (1)	1.10	0.94	3.01	2.81
Normalized utility adjusted funds from operations (1)	0.87	0.71	2.07	2.06
Shares outstanding - basic (millions)
During the period (3)	278	272	277	223
End of period	279	275	279	275

(1)	Non‑GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this news release.

(2)	Dividends declared per common share per month: $0.1825 beginning on November 27, 2017, and $0.08 beginning on December 27, 2018.

(3)	Weighted average.

CONFERENCE CALL AND WEBCAST DETAILS
AltaGas will hold a conference call today at 9:00 a.m. MT (11:00 a.m. ET) to discuss 2019 fourth quarter and full-year results, provide an update on the business and other corporate developments.
Members of the investment community and other interested parties may dial 1-647-427-7450 or toll-free at 1-888-231-8191. Please note that the conference call will also be webcast. To listen, please go to http://www.altagas.ca/invest/events-and-presentations. The webcast will be archived for one year.
Shortly after the conclusion of the call, a replay will be available commencing at 12:00 pm. MT (2:00 p.m. ET) on February 28, 2020 by dialing 403-451-9481 or toll-free 1-855-859-2056. The passcode is 1762435. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on March 6, 2020.
AltaGas’ audited Consolidated Financial Statements and accompanying notes for the year ended December 31, 2019, as well as its related Management’s Discussion and Analysis, are now available online at www.altagas.ca.

AltaGas Ltd. – Press Release Q4 2019 – 7

All documents will be filed with the Canadian securities regulatory authorities and will be posted under AltaGas’ SEDAR profile at www.sedar.com.
ABOUT ALTAGAS

AltaGas is a leading North American energy infrastructure company that connects NGLs and natural gas to domestic and global markets. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

Investor Inquiries: 1-877-691-7199 investor.relations@altagas.ca	Media Inquiries: 1-403-312-0294 media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: expected annual consolidated normalized EBITDA of approximately $1.275 to $1.325 billion in 2020; normalized earnings per share of approximately $1.20 to $1.30 per share in 2020;capacity of approximately $1 billion in annual growth with internally generated cash flow and incremental debt capacity; expectation that the Corporation will maintain investment grade debt metrics; monetization of non-core assets as an efficient source of capital will eliminate any need for common equity under the current plan; expectation of having one of the higher rate base grown rates among U.S. LDC’s at an 8-10 percent compound annual growth rate through 2021; strong platform for organic growth; AIJV obtaining operational control of Petrogas post-closing of the put option; expectations for sources of funding for its portion of AIJV’s purchase obligation; continued focus on returning capital to shareholders through a dividend; executing on low-risk, capital efficient organic growth; achievement of a self-funding model; plan to focus on capitalization of significant growth potential of the Midstream and Utilities assets; plan to maximize structural advantage of the integrated platform in the Montney region; plan to increase utilization and export volumes at RIPET; planned $900 million growth capital program; targeted 10 percent increase in the Utilities rate base; expected growth and drivers behind each of the Midstream and Utilities businesses; expected sources of funding for its capital investment plan; Board’s future assessment of dividends to be paid by the Corporation; expected dividend payments and dates of payment. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: the U.S/Canadian dollar exchange rate, financing initiatives, the performance of the businesses underlying each sector; impacts of the hedging program; commodity prices; weather; frac spread; access to capital; timing and receipt of regulatory approvals and orders; timing of regulatory approvals related to Utilities projects; seasonality; planned and unplanned plant outages; timing of in-service dates of new projects and acquisition and divestiture activities; taxes; operational expenses; returns on investments; and dividend levels.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: health and safety risks; operating risks; infrastructure risks; service interruptions; regulatory risks; litigation risk; decommissioning, abandonment and reclamation costs; climate and carbon tax risks; reputation risk; weather data; Indigenous land and rights claims; crown duty to consult with Indigenous peoples; changes in laws; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; debt financing, refinancing, and debt service risk; interest rates; cyber security, information, and control systems; technical systems and processes incidents; dependence on certain partners; growth strategy risk; construction and development; RIPET rail and marine transport; impact of competition in AltaGas' Midstream and Power businesses; commitments associated with regulatory approvals for the acquisition of WGL; counterparty credit risk; composition risk; collateral; regulatory agreements; non-controlling interests in investments; delays in U.S. federal government budget appropriations; consumption risk; market risk; market value of common shares and other securities; variability of dividends; potential sales of additional shares; volume throughput; natural gas supply risk; risk management costs and limitations; underinsured and uninsured losses; Cook Inlet gas supply; securities class action suits and derivative suits; electricity and resource adequacy prices; cost of providing retirement plan benefits; labor relations; key personnel; failure of service providers; compliance with Section 404(a) of Sarbanes-Oxley Act; integration of WGL; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2019 (AIF) and set out in AltaGas’ other continuous disclosure documents.

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Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.
Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.
Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com.

Non-GAAP Financial Measures

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended December 31, 2019. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.
EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income (loss) using net income (loss) adjusted for pre‑tax depreciation and amortization, interest expense, and income tax recovery. Normalized EBITDA includes additional adjustments for unrealized gains (losses) on risk management contracts, losses on investments, transaction costs related to acquisitions and dispositions, merger commitment cost recovery due to a change in timing related to certain WGL merger commitments, gains (losses) on the sale of assets, accretion expenses related to asset retirement obligations, realized losses on foreign exchange derivatives, provisions on assets, provisions on investments accounted for by the equity method, foreign exchange gains (losses), distributed generation asset related investment tax credits, non-controlling interest of certain investments to which Hypothetical Liquidation at Book Value (HLBV) accounting is applied, and changes in fair value of natural gas optimization inventory. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets and the capital structure.
Normalized net income represents net income (loss) applicable to common shares adjusted for the after-tax impact of unrealized gains (losses) on risk management contracts, losses on investments, transaction (costs) recoveries related to acquisitions and dispositions, merger commitment recovery (cost)primarily due to with a change in timing related to certain WGL merger commitments, gains (losses) on the sale of assets, financing costs associated with the bridge facility for the WGL Acquisition, realized loss on foreign exchange derivatives, provisions on investments accounted for by the equity method, provisions on assets, a tax adjustment on assets that were held for sale, statutory tax rate change, unitary tax adjustment related to the acquisition of WGL and U.S. asset sales, gain on redemption of preferred shares, and changes in fair value of natural gas optimization inventory. This measure is presented in order to enhance the comparability of AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities.
Normalized funds from operations, normalized adjusted funds from operations, and normalized utility adjusted funds from operations are used to assist management and investors in analyzing the liquidity of the Corporation. Management uses these measures to understand the ability to generate funds for capital investments, debt repayment, dividend payments and other investing activities. Funds from operations are calculated from the Consolidated Statements of Cash Flows and are defined as cash from (used by) operations before net changes in operating assets and liabilities and expenditures incurred to settle asset retirement obligations. Normalized funds from operations is calculated based on cash from (used by) operations and adjusted for changes in operating assets and liabilities in the period and non‑operating related expenses (net of current taxes) such as transaction and financing costs related to acquisitions, merger commitments and current taxes due to asset sales. Normalized

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adjusted funds from operations is based on normalized funds from operations, further adjusted to remove the impact of cash transactions with non-controlling interests, Midstream and Power maintenance capital, and preferred share dividends paid. Normalized utility adjusted funds from (used by) operations is based on normalized adjusted funds from operations, further adjusted for Utilities segment depreciation and amortization.

Normalized income tax expense represents income tax recovery adjusted for the tax impact of unrealized gains (losses) on risk management contracts, losses on investments, transaction (costs) recoveries related to acquisitions and dispositions, merger commitment recovery (cost), gains (losses) on the sale of assets, financing costs associated with the bridge facility for the WGL Acquisition, provisions on investments accounted for by the equity method, provisions on assets, a tax adjustment on assets that were held for sale, statutory tax rate change, a unitary tax adjustment related to the acquisition of WGL and U.S. asset sales, distributed generation asset related investment tax credits, and changes in fair value of natural gas optimization inventory. This measure is used by Management to enhance the comparability of the impact of income tax on AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities, and is presented to provide this perspective to analysts and investors.

Net debt is used by the corporation to monitor its capital structure and financing requirements. It is also a measure of the Corporation's overall financial strength. Net debt is defined as short-term debt (excluding third-party project financing obtained for the construction of certain energy management services projects), plus current and long-term portions of long-term debt, less cash and cash equivalents.

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